

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

<u>Via E-mail</u>
Mr. Gary Sidorsky
Chief Financial Officer
American Defense Systems, Inc.
230 Duffy Avenue
Hicksville, NY 11801

   Re: American Defense Systems, Inc.
      Form 10-K for the Year Ended December 31, 2010
      Filed April 15, 2011
      File No. 001-33888

      Form 10-Q for the Quarterly Period Ended September 30, 2011
      Filed November 21, 2011
      File No. 001-33888

Dear Mr. Sidorsky:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ David R. Humphrey

            David R. Humphrey
            Accounting Branch Chief